UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	20 May 2015

Number	11/15

BHP BILLITON ANNOUNCES END OF US INVESTIGATIONS

•	U.S. Department of Justice (DoJ) to take no action

•	U.S. Securities and Exchange Commission (SEC) investigation that commenced in 2009 resolved on all matters

•	No findings of bribery or corrupt intent

•	DOJ’s ‘no action’ and SEC resolution conclude the U.S. investigations

•	SEC imposes a civil penalty relating to accounting provisions of the FCPA

•	SEC notes BHP Billiton’s “significant cooperation” and “significant remedial actions”

•	SEC findings relate to BHP Billiton’s internal controls and books and records governing its hospitality program at the 2008 Beijing Olympic Games

BHP Billiton today announced the resolution of the previously disclosed investigation by the SEC into potential breaches of the United States Foreign Corrupt Practices Act (FCPA). The DOJ has also completed its investigation into BHP Billiton without taking any action.

The investigations related primarily to previously terminated minerals exploration and development efforts as well as hospitality provided by the Company at the 2008 Beijing Olympic Games. This concludes the US investigations on all matters.

BHP Billiton will continue to cooperate with the Australian Federal Police investigation, which was announced in 2013.

The matter is being resolved with the SEC pursuant to an administrative order which imposes a US$25 million civil penalty. The SEC Order makes no findings of corrupt intent or bribery by BHP Billiton.

The findings announced today by the SEC relate to a hospitality program hosted by BHP Billiton which supported its sponsorship of the 2008 Beijing Olympic Games. As part of this program, the Company invited customers, suppliers, business partners, and government officials, along with Company employees, to the Olympic Games. While BHP Billiton made efforts at the time to address the risks related to inviting government officials to the Olympics, the controls it relied upon were insufficient to satisfy the civil books and records and internal accounting controls requirements of the U.S. statute.

The SEC noted the “significant cooperation” BHP Billiton provided during the extensive investigation, which commenced in 2009. It also noted the “significant remedial actions” the Company has taken over the past five years to enhance its compliance program.

At the time of its sponsorship of the 2008 Beijing Olympics and Paralympics, BHP Billiton had no independent compliance function. Instead, accountability for complying with the Company’s anti-corruption policies, which were set out in the Company’s Guide to Business Conduct, was vested in its operating business units. The Company has since created an independent compliance function that reports to the head of the legal function and the Risk & Audit Committee of the BHP Billiton Board. Today this function would be required to approve any offer of hospitality of this kind to a government official. Under the SEC Order, BHP Billiton will self-report on its compliance program for twelve months.

BHP Billiton CEO Andrew Mackenzie said, “We have fully cooperated with the SEC throughout this process. We have taken the appropriate remedial actions and developed a world class compliance program that builds on the strong policies we have had in place. BHP Billiton operates a global resources business and recognises that the highest standards of business conduct are an essential part of our operations. Our Company has learned from this experience and is better and stronger as a result.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	May 20, 2015	By:	/s/ Margaret Taylor
		Name:	Margaret Taylor
		Title:	Company Secretary